Exhibit 99

TRANSPORT ENTERPRISE LEASING, LLC

Financial Statements

December 31, 2015 and 2014

(With Independent Auditors' Report Thereon)

TRANSPORT ENTERPRISE LEASING, LLC

Table of Contents

Page

Independent Auditors' Report	1 - 2

Financial Statements:

Balance Sheets	3

Statements of Income and Changes in Members' Equity	4

Statements of Cash Flows	5

Notes to the Financial Statements	6 - 15

INDEPENDENT AUDITORS' REPORT

The Members
Transport Enterprise Leasing, LLC

We have audited the accompanying financial statements of Transport Enterprise Leasing, LLC (a Georgia corporation), which comprise the balance sheets as of December 31, 2015 and 2014, the related statements of income and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transport Enterprise Leasing, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Lattimore Black Morgan & Cain, PC

Chattanooga, Tennessee
February 26, 2016

TRANSPORT ENTERPRISE LEASING, LLC

Balance Sheets

December 31, 2015 and 2014

Assets
Current assets:	2015	2014
Cash	$1,245,327	$3,066,533
Accounts receivable, net of allowance for doubtful accounts	1,830,045	774,005
Net investment in direct financing leases, current	3,171,085	2,786,626
Inventory	5,829,100	6,899,618
Prepaid expenses	248,814	265,326
Restricted cash	1,950,000	600,000
Other current assets	724	133,417
Total current assets	14,275,095	14,525,525

Net investment in direct financing leases, excluding current portion	11,222,788	7,852,210
Property and equipment, net	114,324,602	56,726,278
Other assets	234,689	152,478
Total assets	$140,057,174	$79,256,491

Liabilities and Members' Equity
Current liabilities:
Trade accounts payable	$186,577	$657,696
Accounts payable to related party	5,297,909	2,240,011
Current portion of long-term debt	20,890,376	12,751,032
Accrued liabilities	3,269,381	1,084,369

Total current liabilities	29,644,243	16,733,108

Long-term debt, excluding current maturities	82,768,321	44,534,520
Deferred income taxes	1,747,222	1,152,387
Total liabilities	114,159,786	62,420,015

Members' equity	25,897,388	16,836,476

Total liabilities and members' equity	$140,057,174	$79,256,491

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Income and Changes in Members' Equity

Years ended December 31, 2015 and 2014

	2015	2014

Sales and lease revenue	$104,838,098	$90,196,931

Operating costs and expenses:
Cost of sales	73,237,365	68,672,503
Depreciation	13,538,946	7,356,396
Administrative and selling expenses	4,811,655	3,870,775
Gain on disposals of property and equipment	(296,993)	(643,991)
Other operating expenses, net	353,483	674,872

Total operating costs and expenses	91,644,456	79,930,555

Operating income	13,193,642	10,266,376

Interest expense, net	3,537,895	2,215,758

Income before income taxes	9,655,747	8,050,618

Income taxes	594,835	486,139

Net income	9,060,912	7,564,479

Distributions paid	-	(627,451)
Members' equity at beginning of year	16,836,476	9,899,448

Members' equity at end of year	$25,897,388	$16,836,476

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Cash Flows

Years ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:
Net income	$9,060,912	$7,564,479
Adjustments to reconcile net income to cash flows provided by operating activities:
Depreciation	13,538,946	7,356,396
Bad debt expense	124,860	25,422
Gain on disposals of property and equipment	(296,993)	(643,991)
Provision for deferred income taxes	594,835	486,139
Other	16,172	9,374

Changes in operating assets and liabilities:
Accounts receivable	(1,180,900)	585,739
Inventory	1,070,518	(4,419,609)
Prepaid expenses	16,512	352,285
Restricted cash	(1,350,000)	(600,000)
Accounts payable	2,586,779	895,405
Accrued liabilities	2,185,012	705,074

Net cash provided by operating activities	26,366,653	12,316,713

Cash flows from investing activities:
Purchases of property and equipment	(74,204,796)	(41,196,773)
Purchases of property held for direct financing lease	(9,405,928)	(4,278,498)
Collections on direct financing leases	2,991,413	466,943
Proceeds from disposals of property and equipment	6,023,997	12,294,869
Other	45,379	(63,265)

Net cash used in investing activities	(74,549,935)	(32,776,724)

Cash flows from financing activities:
Proceeds from line of credit	2,623,300	2,404,739
Payments of line of credit	(2,623,300)	(3,254,338)
Proceeds from long-term debt	76,996,631	44,237,881
Payments of long-term debt	(30,623,485)	(22,611,722)
Payment of loan costs	(11,070)	(3,080)
Distributions to members	-	(627,451)

Net cash provided by financing activities	46,362,076	20,146,029

Decrease in cash	(1,821,206)	(313,982)

Cash at beginning of year	3,066,533	3,380,515

Cash at end of year	$1,245,327	$3,066,533

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

(1)	Nature of operations

Transport Enterprise Leasing, LLC (the "Company"), is organized as a limited liability company under the laws of the state of Georgia. The Company is headquartered in Chattanooga, Tennessee and is engaged in selling previously owned over-the-road tractors and tractor-trailers, and leasing new and previously owned over-the-road tractors and tractor-trailers, to commercial trucking firms, owner-operators, and others.

On May 31, 2011, Covenant Transportation Group, Inc. ("Covenant"), acquired a 49% interest in the equity of the Company.  The remaining 51% equity interest is owned by the original members of the Company.

The acquisition agreement provides the option for Covenant to acquire the remaining 51% ownership interest of the Company between January 1, 2013, and May 31, 2016, at a price based on a multiple of the Company's average earnings before interest and taxes, adjusted for certain items as of the acquisition date.  Subsequent to May 31, 2016, the other members, as a group, have the option to acquire Covenant's interest based on similar terms.

(2)	Summary of significant accounting policies

(a)   Recently adopted accounting standard

In November 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes (ASU 2015-17).  The amendments in ASU 2015-17: (i) eliminate previous guidance that required an entity to separate deferred tax liabilities and assets between current and noncurrent amounts in a classified balance sheet; and (ii) require that all deferred tax liabilities and assets of the same tax jurisdiction/filing group be offset and presented as a single noncurrent amount in a classified balance sheet.

Management has elected to adopt the provisions of ASU 2015-17 as of January 1, 2015, in order to simplify financial reporting and better align the classification with the time period in which deferred income tax items are generally recovered or settled.  Previously reported amounts of deferred tax assets and liabilities as of December 31, 2014, have not been retrospectively adjusted.

(b)   Accounts receivable and credit policies

Accounts receivable primarily represent monthly payments due from customers under operating and direct financing leases.  The carrying amount of accounts receivable is reduced by a valuation allowance, if necessary, which reflects management's best estimate of the amounts that will not be collected.  The allowance is estimated based on management's knowledge of its customers, historical loss experience, and existing economic conditions.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

(c)   Inventory

Inventory consists of tractors and trailers held for sale and is stated at the lower of cost, determined on the specific identification basis, or market.

(d)   Restricted cash

Restricted cash consists of amounts collected from lessees and held in escrow for lessee equipment maintenance.

(e)   Property and equipment

Property and equipment, which consists primarily of equipment subject to operating leases, is stated at cost.  Assets subject to operating leases are depreciated on the straight-line method over the term of the lease to reduce the asset to its estimated residual value.  Estimated residual values are based on assumptions for used equipment prices at lease termination.  Other property and equipment is depreciated over the assets' estimated useful lives using the straight-line method.  Certain assets are held for lease, and are not depreciated until under lease.

Expenditures for maintenance and repairs are expensed when incurred.  Expenditures for renewals or betterments are capitalized.  When property, including off lease equipment,  is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

(f)    Income taxes

The Company has elected to be taxed as a pass through entity for federal income tax purposes.  As such, federal taxable income and losses pass through to the individual members for inclusion in their personal income tax returns and the Company recognizes only certain state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

For financial reporting purposes, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

The Company files federal and certain state income tax returns.  The Company is currently open to audit under the statute of limitations for the years ended December 31, 2012 through 2015.

(g)   Revenue recognition

Revenue from equipment sales is recognized upon transfer of title.

Revenue from lease and rental agreements is recognized based on the classification of the arrangement, as either an operating or direct financing lease. Revenue from rental payments received on operating leases is recognized on a straight line basis over the term of the lease.  Revenues from direct financing leases are recognized using the effective interest method, which provides a constant periodic rate of return on the outstanding investment on the lease.  A direct financing lease receivable is considered impaired, based on current information and events, when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the lease.  Lease and rental revenues were approximately 25% and 18% of total revenues for the years ended December 31, 2015 and 2014, respectively.

(h)   Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(i)    Reclassifications

Certain reclassifications have been made to the 2014 financial statements in order for them to conform to the 2015 presentation.  These reclassifications have no effect on net income or members' equity as previously reported.

(j)    Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2015, and February 26, 2016, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

(3)	Credit risk and other concentrations

The Company generally maintains cash on deposit at banks in excess of federally insured amounts.  The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash.

The Company generally does not extend credit in connection with sales of equipment.  When originating equipment leases, management evaluates credit quality of the lease using several factors, including customer characteristics, credit bureau reports, employment history, and ability to pay.  Subsequent to origination, management reviews the credit quality of open leases based on customer payment activity, as well as updated credit bureau reports and other inputs.  During 2015, sales to the largest customer accounted for an aggregate of $8,294,975, or 8% of total revenues. During 2014, sales to the two largest customers accounted for an aggregate of $21,208,523, or 29% of total revenues.

The Company purchases equipment from a member, as well as unrelated companies.  During 2015, 1% of equipment purchases were from a member, and purchases from an unrelated supplier represented 41% of total equipment purchases. During 2014, 12% of equipment purchases were from a member, and purchases from an unrelated supplier represented 34% of total equipment purchases.

All direct financing leases are guaranteed by subsidiaries of an unrelated entity.  Revenue from these leases totaled $3,383,452 and $3,660,856 during 2015 and 2014, respectively.

(4)	Accounts receivable

A summary of accounts receivable as of December 31, 2015 and 2014, is as follows:

	2015	2014
Trade receivables	$1,952,813	$842,504
Less allowance for doubtful accounts	122,768	68,499
	$1,830,045	$774,005

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

(5)	Net investment in direct financing leases

Investment in direct financing leases as of December 31, 2015 and 2014, consisted of the following:

	2015	2014
Total minimum lease payments to be received	$19,260,972	$15,611,941
Less unearned income	(4,867,099)	(4,973,105)

Net investment in direct financing leases	14,393,873	10,638,836

Less current portion	(3,171,085)	(2,786,626)

Net investment in direct financing leases, excluding current portion	$11,222,788	$7,852,210

Future minimum rental payments due from direct financing leases at December 31, 2015, were as follows:

Year	Amount

2016	$5,864,486
2017	5,455,204
2018	3,982,794
2019	3,830,438
2020	128,050
$19,260,972

(6)       Operating leases

The Company leases tractors and trailers to customers under operating lease agreements with terms generally ranging from 12 to 48 months.

Amounts contractually due for rentals on operating leases as of December 31, 2015, are as follows:

Year	Amount

2016	$22,599,350
2017	19,208,866
2018	13,497,687
2019	4,763,557
2020	1,040,218
2021 and later years	1,700,233
$62,809,911

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

(7)       Property and equipment, net

A summary of property and equipment, net as of December 31, 2015 and 2014, is as follows:

	2015	2014
Assets subject to operating leases:
Tractors	$70,904,954	$37,061,696
Trailers	41,206,092	22,065,196

	112,111,046	59,126,892
Accumulated depreciation	(18,100,172)	(9,591,876)
	94,010,874	49,535,016

Other equipment	346,048	165,265
Accumulated depreciation	(75,375)	(21,503)
	270,673	143,762
Assets held for lease	20,043,055	7,047,500

	$114,324,602	$56,726,278

(8)       Accrued liabilities

A summary of accrued liabilities as of December 31, 2015 and 2014, is as follows:

	2015	2014
Accrued income taxes	$181,000	$-
Security deposits	932,106	392,169
Maintenance escrow	1,847,669	618,387
Accrued interest	104,691	53,971
Other	203,915	19,842
	$3,269,381	$1,084,369

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

(9)       Long-term debt

A summary of long-term debt as of December 31, 2015 and 2014, is as follows:

	2015	2014
Mercedes Benz Financial Services, USA LLC Installment notes issued under $60 million facility, ranging in terms from 24 months to 48 months; 4.04% weighted average interest rate as of December 31, 2015; collateralized by tractors and trailers.	$45,560,539	$21,401,496

Regions Equipment Finance Corporation Installment notes issued under $20 million facility, in terms of 48 months; 4.26% weighted average interest rate as of December 31, 2015, collateralized by tractors and trailers and personal guarantee of a member.	15,327,733	13,505,697

First Tennessee Bank Installment notes issued under $15 million facility, ranging in terms from 24 months to 48 months; 4.09% weighted average interest rate as of December 31, 2015; collateralized by tractors and trailers and personal guarantee of a member.	14,548,281	-

Synovus Bank Installment notes issued under $12,055,000 facility, ranging in terms from 24 months to 48 months; 3.72% weighted average interest rate as of December 31, 2015; collateralized by tractors and trailers and personal guarantee of certain members.	11,648,641	7,762,212

Cornerstone Community Bank Installment notes issued under $12 million facility, ranging in terms from 24 months to 48 months; 3.94% weighted average interest rate as of December 31, 2015; collateralized by tractors and trailers and personal guarantee of a member.	11,140,079	5,582,795

CapitalMark Bank & Trust Installment notes issued under $9 million facility, ranging in terms from 24 months to 48 months; 4.75% weighted average interest rate as of December 31, 2015; collateralized by tractors and trailers.	5,433,424	7,339,225

Cohutta Banking Company Installment notes issued under $2 million facility, ranging in terms from 24 months to 36 months; interest of 4.75%; collateralized by tractors and trailers and personal guarantee of certain members.	-	1,694,127

Total long-term debt	103,658,697	57,285,552

Less current installments	(20,890,376)	(12,751,032)

Long-term debt, excluding current installments	$82,768,321	$44,534,520

At December 31, 2015, the Company maintained the following bank lines of credit:

$2,000,000 facility with Capital Bank & Trust:  Interest is payable monthly at a variable rate equal to the greater of one month Wall Street Journal Prime plus 1.00%, which was 4.50% at December 31, 2015, or 4.50%. Advances under the line of credit are collateralized by equipment and guaranteed by a member. This line matures on April 21, 2016.  Advances outstanding at both December 31, 2015 and 2014, were $0.

A summary of future maturities of long-term debt as of December 31, 2015, is as follows:

Year	Amount

2016	$20,890,376
2017	22,808,024
2018	24,965,751
2019	34,994,546
$103,658,697

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

(10)     Income taxes

The provision for state income taxes during 2015 and 2014 is comprised of deferred income taxes.  Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The deferred income tax liabilities of $1,747,222 and $1,152,387 for December 31, 2015 and 2014, respectively, result primarily from the use of accelerated methods of depreciation of property and equipment for income tax purposes.

During 2014, the Company determined that the reserve for unrecognized tax benefits included in accrued liabilities totaling $100,128 as of December 31, 2013, was no longer required.  Accordingly, the 2014 provision for income taxes reflects a credit for the amount of the previously-recorded reserve.

(11)     Contingent liabilities

The Company is sometimes a party to routine litigation arising in the ordinary course of business. The Company currently does not have any pending legal proceedings or knowledge of any asserted or unasserted claims where a loss contingency is probable and/or estimable and thus has not provided for any loss contingencies in the financial statements. The Company maintains insurance to cover potential property damage for inventory held in Chattanooga, Tennessee.  In addition, the Company’s lease agreements require the lessees to maintain certain property coverage, whereby the Company is named as the beneficiary to any proceeds should a loss event occur.

(12)     Other commitments

The Company had commitments outstanding at December 31, 2015, to acquire revenue equipment totaling approximately $40,675,000 in 2016. These commitments are cancelable upon stated notice periods, subject to certain adjustments in the underlying obligations and benefits. These purchase commitments are expected to be financed by long-term debt, proceeds from sales of existing equipment, and/or cash flows from operations.

(13)     Related party transactions

The Company engaged in the following transactions with a member during the years ended December 31, 2015 and 2014, respectively:

•	Purchases of previously owned equipment amounting to $6,245,000 and $13,976,609, respectively.

•	Payment of fees for miscellaneous equipment items, equipment maintenance, and management services amounting to $1,257,205 and $1,542,243, respectively.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2015 and 2014

At December 31, 2015 and 2014, accounts payable for cash disbursements made by a member on behalf of the Company under a cash management arrangement totaled $5,297,909 and $2,240,011, respectively. Accounts receivable from a member totaled $63,024 and $9,142 at December 31, 2015 and 2014, respectively.

(14)     Supplemental disclosures of cash flow statement information

	2015	2014

Interest paid	$3,486,696	$2,200,052

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